SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of 2014 Business Report	3

-	For the Woori Bank Audit Reports for Fiscal Year 2014, please refer to the exhibits to the Form 6-K filing furnished to the U.S. Securities and Exchange Commission on March 12, 2015.

Summary of 2014 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card after its spin-off

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of December 31, 2014

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank	Korea Deposit Insurance Corporation	1 company
First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	15 companies
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)
ZAO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Finance Cambodia (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.85%)
Second Tier Subsidiaries	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.95%)

*	Listed Companies: Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of December 31, 2014	(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
12.16.2008	Capital increase for consideration (shareholder allocation)	Preferred	70,000,000	5,000	10,000	Convertible preferred shares
4.1.2009	Capital increase for consideration (shareholder allocation)	Common	60,000,000	5,000	5,000
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings

3.	Total Number of Authorized Shares

As of December 31, 2014	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,278,371	676,278,371
Number of treasury shares	3,007,144	3,007,144
Number of outstanding shares	673,271,227	673,271,227

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.

4.	Voting Rights

As of December 31, 2014	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,278,371	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,007,144	—
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	—	—	—
Number of shares for which voting rights are limited by law	—	—	—
Number of shares for which voting rights have been restored	—	—	—
Number of shares for which voting rights may be exercised	Common Shares	673,271,227	—
	Preferred Shares	—	—

5.	Dividend Information

Items		2014	2013	2012
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,213,980	(537,688)	1,496,246
Earnings per share (Won)		1,621	(704)	1,895
Total cash dividends (Millions of Won)		336,636	—	173,306
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		27.7	—	11.6
Cash dividend yield (%)	Common Shares	4.6	—	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	500	—	169
	Preferred Shares	—	—	800
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014). 2012 figures are based on pre-merger Woori Bank figures.

III.	Business Overview

1.	Results of Operations

As of December 31, 2014	(unit: in 100 millions of Won)

Type	2014	2013	2012
Operating income	8,977	2,396	16,990
Non-operating income	1,871	1,753	1,861
Non-operating expenses	2,505	1,272	1,097
Ordinary profits	8,344	2,877	17,753
Income from continuing operations before income tax	8,344	2,877	17,753
Income tax expense from continuing operations	2,882	351	3,267
Income from discontinued operations	6,618	(9,660)	—
Net income	12,080	(7,134)	14,486

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

2.	Business Performance by Operation

a.	Deposit Services

As of December 31, 2014 (unit: in millions of Won)

Type		2014	2013	2012
Deposits received in local currency	Demand deposits	10,090,773	11,690,841	10,690,028
	Money trusts	1,281,539	1,236,844	898
	Fixed deposits	161,697,250	146,131,999	140,593,204
	Mutual funds	46,072	53,189	64,959
	CDs	740,090	3,297,551	1,144,569
	Other deposits received	762,896	690,908	4,458,862
Deposits received in foreign currencies		13,902,989	12,264,621	11,065,036
Present value discount		(5,143)	(42,309)	(9,877)
Total		188,516,465	175,323,644	168,007,679

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

b.	Loan Services

(a)	Balances of Loans by Type

As of December 31, 2014	(unit: in millions of Won)

Type	2014	2013	2012
Loans in local currency	167,261,591	156,027,839	144,616,559
Loans in foreign currencies	16,993,065	14,955,260	14,398,209
Guarantee payments	52,619	54,645	125,841
Total	184,307,275	171,037,744	159,140,609

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

(b)	Loans by Purpose of Funds

As of December 31, 2014	(unit: in millions of Won)

Type		2014	2013	2012
Corporate loans	Working capital loans	48,919,570	50,451,576	50,360,152
	Facilities loans	28,475,804	25,435,589	22,165,385
Household loans		50,392,130	50,803,009	52,793,318
Public and other loans	Working capital loans	3,894,210	3,896,531	1,294,225
	Facilities loans	1,767,074	1,809,958	1,711,721
Mortgage loans		32,652,798	22,341,149	14,863,564
Inter-bank loans		1,080,971	1,227,289	1,362,054
Other loans		79,032	62,738	66,140
Total		167,261,591	156,027,839	144,616,559

*	Balance of loans in local currency based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

(c)	Loan-to-deposit ratio

(unit: in 100 millions of Won, %)

Type	December 2014	December 2013	December 2012
Loans in local currency	1,684,250	1,562,184	1,443,268
Deposits received in local currency (excluding CDs)	1,728,557	1,574,741	1,497,056
Ratio	97.13	99.20	96.41

*	Loan-to-deposit ratio until 2013 = Average monthly balance of loans in local currency / Average monthly balance of deposits received in local currency (excluding CDs).
*	Loan-to-deposit ratio 2014 = (Average balance of loans in local currency – Average balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of December 31, 2014	(unit: in millions of Won)

Type	2014	2013	2012
Confirmed guarantees	9,274,450	9,806,803	9,184,573
Unconfirmed guarantees	6,539,629	7,546,192	8,570,476
Commercial paper purchase commitments and others	2,213,840	5,447,858	1,956,447
Total	18,027,919	22,800,853	19,711,496

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

d.	Securities Investment

As of December 31, 2014	(unit: in millions of Won)

Type	2014	2013	2012
Securities at fair value through profit or loss	2,428,897	2,612,467	5,269,978
Available-for-sale financial assets	18,810,845	17,085,448	14,484,530
Held-to-maturity financial assets	13,044,448	12,038,820	14,341,506
Investments in associates	648,436	617,570	550,332
Total	34,932,626	32,354,305	35,784,046

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

e.	Trust Business

As of December 31, 2014	(unit: in millions of Won)

Type	2014		2013		2012
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	19,551,616	40,748	17,155,494	35,401	14,212,593	39,123
Property trust	10,355,167	1,066	9,853,775	790	9,931,786	1,091
Total	29,906,783	41,814	27,009,269	36,191	24,144,379	40,214

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	2014			2013			2012
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	157,994,039	2.22	66.89	146,162,283	2.51	65.13	144,457,252	3.05	63.37
	Certificates of deposit	1,983,619	2.71	0.84	2,316,413	2.80	1.03	694,349	3.50	0.31
	Borrowings in local currency	5,675,238	2.31	2.40	4,696,737	2.28	2.09	4,519,907	2.34	1.98
	Call money in local currency	984,378	2.28	0.42	1,207,035	2.56	0.54	1,800,978	3.03	0.79
	Others	15,925,666	3.69	6.74	15,394,073	4.20	6.86	16,872,368	4.80	7.40
	Subtotal	182,562,940	2.36	77.29	169,776,541	2.66	75.65	168,344,854	3.21	73.85
Foreign currency funds	Deposits received in foreign currencies	7,973,812	0.44	3.38	7,280,806	0.49	3.24	7,576,437	0.60	3.32
	Borrowings in foreign currencies	6,357,072	0.50	2.69	7,477,963	0.66	3.33	9,129,113	1.02	4.00
	Call money in foreign currencies	1,242,371	0.54	0.53	449,726	0.77	0.20	428,592	0.66	0.19
	Debentures in foreign currencies	5,559,305	3.51	2.35	5,252,757	4.01	2.34	5,504,170	4.06	2.41
	Others	918,010	1.03	0.39	1,231,130	1.47	0.55	1,568,250	1.59	0.69
	Subtotal	22,050,569	1.26	9.34	21,692,382	1.46	9.67	24,206,562	1.61	10.61
Other	Total capital	18,225,902		7.72	18,391,558		8.20	18,617,443		8.17
	Provisions	594,945		0.25	654,036		0.29	732,391		0.32
	Others	12,779,094		5.41	13,908,781		6.20	16,070,315		7.05
	Subtotal	31,599,941		13.38	32,954,375		14.68	35,420,149		15.54
Total		236,213,449	1.94	100.00	224,423,298	2.15	100.00	227,971,565	2.54	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	19,551,616	2.50	65.18	17,155,494	2.83	63.35	14,212,593	3.39	58.73
	Borrowings	—	0.00	0.00	—	—	—	—	—	—
	Subtotal	19,551,616	2.50	65.18	17,155,494	2.83	63.35	14,212,593	3.39	58.73
Non-cost	Property trusts	10,355,167		34.52	9,853,775		36.38	9,931,786		41.05
	Special reserves	37,195		0.12	37,167		0.14	37,126		0.15
	Other	50,659		0.17	35,487		0.13	17,167		0.07
	Subtotal	10,443,021		34.82	9,926,429		36.65	9,986,079		41.27
Total		29,994,637		100.00	27,081,923		100.00	24,198,672		100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,670,185	2.37	1.13	2,913,038	2.59	1.30	1,754,971	3.07	0.77
	Marketable securities in local currency	31,496,840	3.40	13.33	30,285,861	3.17	13.50	32,275,846	4.29	14.16
	Loans in local currency	161,296,709	4.18	68.28	149,019,789	4.62	66.40	142,890,851	5.44	62.68
	Guarantee payments	69,099	4.27	0.03	140,958	3.06	0.06	130,469	1.75	0.05
	Call loans in local currency	2,186,891	2.32	0.93	2,037,985	2.62	0.91	1,578,584	3.16	0.69
	Private placed ponds	470,988	4.12	0.20	595,478	8.00	0.26	998,681	6.68	0.44
	Credit card receivables	6		0.00	1,024,468	21.67	0.46	4,308,273	22.67	1.89
	Other	3,967,556	3.50	1.68	3,992,330	3.86	1.78	5,135,070	4.04	2.25
	Bad debt expense in local currency (-)	(3,073,009)		(1.30)	(3,202,673)	—	(1.43)	(3,150,782)	—	(1.38)
	Subtotal	199,085,264	4.06	84.28	186,807,234	4.50	83.24	185,921,963	5.65	81.55
Funds in foreign currencies	Deposits in foreign currencies	2,044,084	0.47	0.87	1,452,047	0.33	0.65	1,657,779	0.47	0.73
	Marketable securities in foreign currencies	1,073,932	0.85	0.45	972,378	2.85	0.43	950,267	0.48	0.42
	Loans in foreign currencies	12,364,024	1.71	5.23	12,393,208	2.13	5.52	13,585,742	2.64	5.96
	Call loans in foreign currencies	1,347,232	0.94	0.57	1,688,820	0.76	0.75	1,731,720	0.36	0.76
	Bills bought	5,425,038	1.40	2.30	5,054,080	1.66	2.25	5,024,942	2.53	2.20
	Other	19,509	6.36	0.01	39,732	7.55	0.02	72,220	5.29	0.03
	Bad debt expense in foreign currencies (-)	(239,896)		(0.10)	(300,758)	—	(0.13)	(250,115)	—	(0.11)
	Subtotal	22,033,923	1.46	9.33	21,299,507	1.86	9.49	22,772,555	2.23	9.99
Other	Cash	1,076,521		0.46	993,256		0.44	859,927		0.38
	Property and equipment for business purposes	2,358,135		1.00	2,367,010		1.06	2,353,694		1.03
	Other	11,659,606		4.94	12,956,291		5.77	16,063,426		7.05
	Subtotal	15,094,262		6.39	16,316,557		7.27	19,277,047		8.46
Total		236,213,449	3.56	100.00	224,423,298	3.92	100.00	227,971,565	4.83	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	24,201	3.61	0.08	43,964	6.77	0.16	51,404	6.64	0.21
	Securities	3,189,405	3.34	10.63	2,813,363	2.11	10.39	3,101,194	2.56	12.82
	Other	17,055,060	3.61	56.86	14,799,716	3.17	54.64	11,560,175	3.80	47.77
	Reserves for bond ratings (-)	(100)	0.00	0.00	(122)	—	(0.00)	(174)	—	(0.00)
	Present value discount (-)	(663)	0.00	0.00	(959)	—	(0.00)	(1,298)	—	(0.01)
	Subtotal	20,267,903	3.57	67.57	17,655,962	3.01	65.19	14,711,301	3.55	60.79
Non-profit	Subtotal	9,726,735		32.43	9,425,961		34.81	9,487,371		39.21
Total		29,994,638		100.00	27,081,923		100.00	24,198,672		100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won)

Type	2014	2013	2012
Equity capital (A)	208,577	261,388	205,045
Risk weighted assets (B)	1,463,230	2,009,778	1,395,329
Capital adequacy ratio (A/B)	14.25%	13.01	14.70%

*	2014 & 2013 based on Basel III standards; 2012 based on Basel II standards
*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

Liquidity Ratios

(unit: %)

Type		2014	2013	2012
Local currency liquidity ratio		123.10	120.75	126.71
Foreign currency liquidity ratio	Before application of weight of securitization	130.29	133.55	118.42
	After application of weight of securitization	121.29	125.86	109.25
Ratio of business purpose premises and equipment		14.57	14.73	14.44

*	Based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		2014	2013	2012
Total loans	Total	1,919,086	1,791,750	1,726,941
	Corporate	1,124,815	1,083,582	1,025,603
	Household	794,271	708,168	660,207
	Credit card	—	—	41,131
Sub-standard and below loans Sub-standard and below loan ratio	Total	40,216	53,592	28,645
		2.10%	2.99%	1.66%
	Corporate	35,482	49,054	24,264
		3.15%	4.53%	2.37%
	Household	4,734	4,538	3,774
		0.60%	0.64%	0.57%
	Credit card	—	—	607
		—	—	1.48%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.88%	1.14%	1.20%
		(1.02%)	(1.41%)	(1.55%)
	Based on corporate loans (after seasonal adjustment)	1.23%	1.50%	1.72%
		(1.48%)	(1.97%)	(2.36%)
	Based on household loans (after seasonal adjustment)	0.65%	0.90%	0.70%
		(0.76%)	(1.10%)	(0.83%)
	Based on credit card receivables (after seasonal adjustment)	—	—	1.97%
		—	—	(2.27%)

*	Based on K-IFRS separate financial statements
*	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

IV.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	2014	2013	2012
ASSETS
Cash and cash equivalents	5,962,861	5,477,649	4,593,736
Financial assets at fair value through profit or loss	4,554,180	4,806,197	10,989,236
Available-for-sale financial assets	18,810,845	17,085,448	14,488,547
Held-to-maturity financial assets	13,044,448	12,038,820	14,341,506
Loans and receivables	223,370,135	211,912,373	200,208,325
Investments in joint ventures and associates	648,436	617,570	550,332
Investment properties	357,550	340,620	346,182
Premises and equipment	2,501,102	2,536,441	2,385,680
Intangible assets and goodwill	295,728	268,926	108,920
Assets held for sale	8,013	587	1,239
Current tax assets	4,845	143,101	2,354
Deferred tax assets	257,858	155,256	82,580
Derivative assets	196,061	131,410	269,414
Other assets	145,157	178,886	178,592
Disposal group held for sale	—	34,684,805	—
Disposal group held for distribution to owners	—	50,312,293	—
Total assets	270,157,219	340,690,382	248,546,643
LIABILITIES
Financial liabilities at fair value through profit or loss	2,675,354	2,507,248	3,468,696
Deposits due to customers	188,516,465	175,323,644	169,216,255
Borrowings	17,707,595	18,231,511	17,446,930
Debentures	24,795,904	21,677,674	17,841,978
Provisions	692,009	684,799	579,441
Net defined benefit liability	75,591	71,602	65,937
Current tax liabilities	298,762	9,980	136,517
Deferred tax liabilities	21,757	49,105	16,699
Derivative liabilities	—	1,785	23,827
Other financial liabilities	16,889,687	19,914,947	20,771,744
Other liabilities	390,670	411,278	383,678
Liabilities directly associated with disposal group held for sale	—	32,047,626	—
Liabilities directly associated with disposal group held for distribution to owners	—	46,882,414	—
Total liabilities	252,063,794	317,813,613	229,951,702
EQUITY
Owners’ equity:	17,983,501	17,847,633	18,587,330
Capital stock	3,381,392	4,030,077	3,829,783
Hybrid securities	2,538,823	498,407	1,681,807
Capital surplus	291,066	176,502	812,016
Other equity	(2,393,138)	(35,367)	68,570
Retained earnings	14,165,358	13,112,690	12,195,154
Equity directly associated with disposal group held for sale	—	29,820	—
Equity directly associated with disposal group held for distribution to owners	—	35,504	—
Non-controlling interests	109,924	5,029,136	7,611
Total equity	18,093,425	22,876,769	18,594,941
Total liabilities and equity	270,157,219	340,690,382	248,546,643
Number of Consolidated Subsidiaries	78	173	64

*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	2014	2013	2012
OPERATING INCOME:	897,708	239,567	1,451,452
Net interest income	4,493,018	4,492,022	4,774,419
Net fees and commissions income	917,015	926,501	837,119
Dividend income	96,812	87,641	91,513
Gain on financial instruments at fair value through profit or loss	189,912	123,900	(360,939)
Gain on available-for-sale financial assets	(68,924)	(85,242)	548,674
Impairment losses due to credit loss	(1,096,940)	(2,277,260)	(1,649,251)
General and administrative expenses	(2,958,919)	(2,902,172)	(2,590,787)
Other net operating income (expenses)	(674,266)	(125,823)	(199,296)
Non-operating income	(63,313)	48,100	53,122
Net income before income tax expense from continuing operations	834,395	287,667	1,504,574
Income tax expense from continuing operations	288,195	35,096	260,713
Net income from continuing operations	546,200	252,571	1,243,861
Net income from discontinued operations	661,769	(966,006)	253,056
Net income	1,207,969	(713,435)	1,496,917
Net income attributable to owners	1,213,980	(537,688)	1,496,246
Profit from continuing operations	435,289	162,011	1,243,190
Profit from discontinued operations	778,691	(699,699)	253,056
Net income attributable to the non-controlling interests	(6,011)	(175,747)	671
Profit from continuing operations	110,911	90,560	671
Profit from discontinued operations	(116,922)	(266,307)	—
Other comprehensive income (loss), net of tax	(107,597)	(110,347)	(456,636)
Items that will not be reclassified to profit or loss	(51,650)	9,217	(48,826)
Items that may be reclassified to profit or loss	(55,947)	(119,564)	(407,810)
Total comprehensive income	1,100,372	(823,782)	1,040,281
Comprehensive income attributable to the owners	1,192,191	(623,695)	1,040,613
Comprehensive income attributable to non-controlling interests	(91,819)	(200,087)	(332)
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,621	(704)	1,895
Diluted earnings per common share	1,621	(704)	1,795
Continuing operations
Basic earnings per common share	536	165	1,532
Diluted earnings per common share	536	165	1,465

*	2013 figures were revised to conform to the consolidated financial statements (which reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	2014	2013	2012
ASSETS
Cash and cash equivalents	4,668,916	4,694,201	4,135,353
Financial assets at fair value through profit or loss	3,097,309	3,353,936	9,920,630
Available-for-sale financial assets	17,791,224	16,499,175	14,003,535
Held-to-maturity financial assets	12,989,894	12,016,870	14,306,766
Loans and receivables	210,640,380	201,836,689	195,075,985
Investments in subsidiaries and associates	3,619,036	2,109,453	1,938,813
Investment properties	350,785	333,693	340,825
Premises and equipment	2,348,450	2,353,831	2,368,086
Intangible assets	43,186	69,994	102,119
Assets held for sale	6,837	587	1,239
Current tax assets	1,058	134,691	—
Deferred tax assets	193,453	—	43,599
Derivative assets	196,061	131,410	267,470
Other assets	124,712	151,636	163,388
Total assets	256,071,301	243,686,166	242,667,808
LIABILITIES
Financial liabilities at fair value through profit or loss	2,670,358	2,630,421	3,468,445
Deposits due to customers	181,288,444	169,870,194	164,468,304
Borrowings	16,139,529	16,711,669	16,807,711
Debentures	20,998,041	16,035,967	17,778,172
Provisions	667,286	641,459	605,152
Net defined benefit liability	43,381	36,577	63,124
Current tax liabilities	261,228	8,552	135,953
Deferred tax liabilities	—	35,108	—
Derivative liabilities	—	1,785	15,498
Other financial liabilities	15,857,059	19,162,494	20,464,031
Other liabilities	289,570	297,895	367,370
Total liabilities	238,214,896	225,432,121	224,173,760
EQUITY
Capital stock	3,381,392	2,983,452	3,829,783
Hybrid securities	2,538,823	2,380,797	1,681,807
Capital surplus	269,533	732,538	809,883
Other equity	(695,522)	143,825	132,250
Retained earnings	12,362,179	12,013,433	12,040,325
Total equity	17,856,405	18,254,045	18,494,048
Total liabilities and equity	256,071,301	243,686,166	242,667,808

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	2014	2013	2012
OPERATING INCOME:	870,894	344,923	1,362,258
Net interest income	4,090,778	4,190,476	4,536,897
Net fees and commissions income	795,292	789,881	831,120
Dividend income	183,452	83,202	144,868
Gain on financial instruments at fair value through profit or loss	169,537	148,476	(355,341)
Gain on available-for-sale financial assets	(92,379)	(61,525)	558,441
Impairment losses due to credit loss	(928,492)	(2,084,365)	(1,677,031)
General and administrative expenses	(2,655,157)	(2,551,622)	(2,466,300)
Other net non operating income (expenses)	(692,137)	(169,600)	(210,396)
Non-operating income	(27,915)	93,627	31,051
Net income before income tax expense	842,979	438,550	1,393,309
Income tax expense	196,681	73,693	254,591
Net income from continuing operations	646,298	364,857	1,138,718
Net income from discontinued operations	—	29,476	253,056
Net income	646,298	394,333	1,391,774
Other comprehensive income (loss), net of tax	4,887	11,575	(416,469)
Items that will not be reclassified to profit or loss	(58,468)	6,671	(48,826)
Items that may be reclassified to profit or loss	63,355	4,904	(367,643)
Total comprehensive income	651,185	405,908	975,305
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	842	423	1,745
Diluted earnings per common share	842	405	1,659
Continuing operations
Basic earnings per common share	842	374	1,382
Diluted earnings per common share	842	358	1,329

V.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2014	2013	2012
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its audit report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate financial statements of the Bank as of December 31, 2013 and December 31, 2014 do not present fairly in all material respects, the financial position of Woori Bank as of December 31, 2013 and December 31,2014 in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: in millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	7,681 hours
		Interim audit (including internal accounting management system)		4,160 hours
		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours
2013	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	6,446 hours
		Interim audit (including internal accounting management system)		4,087 hours
		3Q review		3,397 hours
		1H review		3,066 hours
		1Q review		3,066 hours
2012	Deloitte Anjin LLC	Closing audit	KRW 1,300 million	5,582 hours
		Interim audit (including internal accounting management system)		2,984 hours
		3Q review		3,424 hours
		1H review		3,344 hours
		1Q review		3,096 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2014	9.30.2014	Review of Japanese F/S related to Samurai bonds	9.2014	KRW 28 million
	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000
2013	8.30.2013	GMTN update and issuance	9.2013	KRW 146 million
	8.30.2013	Samurai bond update	9.2013	KRW 28 million
	3.31.2013	Tax adjustment	Each quarter and end of term	KRW 110 million
	1.30.2013	Samurai bond-related comfort letter	1.2013	KRW 128 million
2012	9.30.2012	Review of Japanese F/S for 1H 2012 related to Samurai bonds	3Q 2012	KRW 14 million
	5.30.2012	Issuance of Samurai bond-related comfort letter and review of financial documents	2Q 2012	KRW 153 million
	3.31.2012	Tax adjustment	Each quarter and end of term	KRW 105 million
	1.9.2012	Samurai bond-related comfort letter	1~2.2012	KRW 108 million

VI.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Director Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Audit Committee Member Candidates

(e)	Audit Committee

(As of December 31, 2014)

Name of Committee	Composition	Names of Members

Board of directors management committee	One standing director, Five outside directors One non-standing director

Kwang-Goo Lee (standing director)

Young-Soo Park (outside director)

Sang-Keun Oh (outside director)

Hee-Yul Chai (outside director)

Kang-Shik Choi (outside director)

Min Chang (outside director)

Seong-Yeol Lim (non-standing director)

Risk management committee	One standing director, Three outside directors One non-standing director	Dong-Gun Lee (standing director) Sang-Keun Oh (outside director) Hee-Yul Chai (outside director) Min Chang (outside director) Seong-Yeol Lim (non-standing director)

Compensation committee	Four outside directors	Young-Soo Park (outside director) Sang-Keun Oh (outside director) Hee-Yul Chai (outside director) Kang-Shik Choi (outside director)

Committee for recommending audit committee member candidate	Five outside directors	Young-Soo Park (outside director) Sang-Keun Oh (outside director) Hee-Yul Chai (outside director) Kang-Shik Choi (outside director) Min Chang (outside director)

Audit Committee	Three outside directors One standing director,	Kang-Shik Choi (outside director) Young-Soo Park (outside director) Min Chang (outside director) Soo-Kyung Chung (standing director)

2.	Affiliated Companies (as of December 31, 2014)

VII.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2014	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation	Largest S/H	Common	385,285,578	56.97	345,142,556	51.04
	Total	Common	385,285,578	56.97	345,142,556	51.04
		Others	—	—	—	—

*	Beginning balance : Merger date (November 1, 2014)

-	Changes in the largest shareholder

As of December 31, 2014	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake

b.	Share Ownership of More Than 5%

As of December 31, 2014	(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	345,142,556	51.04
2	National Pension Service	48,263,870	7.14
3	Employee Stock Ownership Association	27,020,600	4.00

c.	Minority Shareholders

As of December 31, 2014

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	47,986	99.98%	255,167,748	37.72%

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		November 2014	December 2014
Common Stock	High	13,100	11,150
	Low	10,700	10,000
	Average	11,363	10,564
Monthly Trade Volume	High	15,286,812	4,287,706
	Low	372,064	1,241,367
	Monthly Total	39,106,659	50,575,451

*	Source: KRX KOSPI Market
*	Date of new listing of shares : November 19, 2014
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		November 2014	December 2014
ADR	High	30.79	29.90
	Low	28.68	27.05
	Average	29.97	28.45
Won Conversion	High	34,272	33,019
	Low	31,580	29,706
	Average	32,820	31,418
Monthly Trade Volume	High	7,800	19,000
	Low	1,100	400
	Monthly Total	23,000	84,900

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VIII.	Directors and Employee Information

1.	Directors

As of December 31, 2014

Position		Name	Common Stock Owned	Expiration of Term
President	Registered	Kwang-Goo Lee	11,251	December 30, 2016
Deputy President	Registered	Dong-Gun Lee	10,000	December 30, 2015
Standing Member of Audit Committee	Registered	Soo-Kyung Chung	—	December 30, 2016
Outside Director	Registered	Young-Soo Park	—	Note 1)
Outside Director	Registered	Sang-Geun Oh	—
Outside Director	Registered	Hee-Yul Chai	—
Outside Director	Registered	Kang-Shik Choi	—
Outside Director	Registered	Min Chang	—
Non-standing Director	Registered	Seong-Yeal Lim	—
Executive Vice President	Non-Registered	Seung-Gyu Kim	10,000	October 31, 2015
Executive Vice President	Non-Registered	Ki-Hyung Kwon	10,000	December 9, 2015
Executive Vice President	Non-Registered	Ki-Myoung Nam	—	December 9, 2015
Executive Vice President	Non-Registered	Won-Jai Jeong	15,000	June 13, 2015
Executive Vice President	Non-Registered	Woo Seok Chae	15,000	September 3, 2015
Executive Vice President	Non-Registered	Ki-Suk Park	13,258	December 8, 2015
Executive Vice President	Non-Registered	Ok-Joung Kim	10,000	March 31, 2015
Executive Vice President	Non-Registered	Jum-Seung Yoo	10,000	June 13, 2015
Executive Vice President	Non-Registered	Jong-Won Kim	8,500	December 8, 2015
Executive Vice President	Non-Registered	Tae-Seung Sohn	12,296	March 19, 2016
Executive Vice President	Non-Registered	Dong-Bin Lee	10,000	March 19, 2016

Note 1) End of Term: Date of the 2015 annual general meeting of shareholders

Note 2) Changes after December 31, 2014

-	February 28, 2015 : Resignation of outside director (Min Chang)

-	March 27, 2015 : Resignation of outside directors (Young-Soo Park, Hee-Yul Chai), Appointment of new outside directors (Il-Hwa Hong, Hesuk Chun, Han-Gi Jung, Sungsoo Koh), Resignation of non-standing director (Seong-Yeal Lim), Appointment of new non-standing director (Joon-Ki Kim)

2.	Employee Status

As of December 31, 2014	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	15,075	394	—	15,469	15.9	1,192,451	77

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of December 31, 2014	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors	3	1,285	428
Outside Directors	5	79	16
Audit Committee Members	7	610	87

*	Number of persons : includes the number of outside directors and audit committee members that resigned in 2014 (as of December 31, 2014, there are two registered directors, two outside directors and four members of the Audit Committee/auditors)
*	Total compensation : accumulated amount paid from January to December of 2014 (excluding the 812 million won paid to the directors of Woori Finance Holdings)

IX.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of December 31, 2014	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	3.5.2014	3.5.2015
	Loans	500,000	8.29.2014	8.28.2015
	Bonds	690,000	9.29.2010, etc.	1.22.2018, etc.
	Bonds	50,000	1.17.2013, etc.	7.8.2017, etc.
Woori Investment Bank	Loans	10,000	7.3.2014	6.30.2015
Woori Card	Loans	250,000	3.4.2014	3.3.2015
Woori P&S	Loans	17,000	3.7.2011	3.8.2021
	Loans	3,000	6.13.2014	6.15.2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 31, 2015	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President